

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 11, 2007

Howard W. Schwan
President
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

> **Re: CTI Industries Corporation**
> **Form S-1 filed December 28, 2006**
> **File No. 333-139715**

Dear Mr. Schwan:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures, page II-7

1. Please revise to also identify your chief executive officer and chief accounting officer or controller. See Instruction 1 to Part II, Signatures on Form S-1.

Exhibit 5 – Vanasco Genelly & Miller Opinion

2. Counsel cannot assume that the individuals signing the documents have the legal authority to do so. Please revise the assumption in the second paragraph of the opinion accordingly. We would not object if counsel assumes that the persons identified as officers are actually serving as such.

3. In paragraph 2 of the opinion, please revise the last sentence to clarify that when issued and delivered "as contemplated by the registration statement" (or words to that effect), the Shares will be validly issued, fully paid and nonassessable.

4. We note counsel's opinion in paragraph 7 relating to the effectiveness of the registration statement. Please note that the signed opinion must be filed prior to effectiveness of the registration statement.

5. Please delete as inappropriate the penultimate paragraph of the opinion.

6. You can limit reliance with regard to purpose, but not person. Please revise the last paragraph of the opinion.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        201 S. Biscayne Boulevard, Suite 2000
        Miami, FL 33131